1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

November 8, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Nicholas P. Panos

Re:	Empire Resorts, Inc.
DEFA14A filed under cover of Form 8-k
Filed on November 6, 2019 by Empire Resorts, Inc.
File No. 001-12522

Dear Mr. Panos:

On behalf of our client, Empire Resorts, Inc. (the “Company”), we hereby transmit the Company’s response to the Comment Letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 7, 2019, regarding the DEFA14A filed under cover of Form 8-K submitted to the Commission on November 6, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Definitive Soliciting Materials filed under cover of Form 8-K

1.

The cover page has characterized the submission as “Soliciting material pursuant to Rule14a-12 under the Exchange Act [ ]”. Please be advised the communications that constitute a solicitation may not be lawfully filed in reliance upon Rule 14a-12 after the definitive proxy statement has been furnished to security holders. See Rule 14a-6(o) of Regulation 14A. Accordingly, please confirm for us that Empire understands that the instant communication has not been properly filed and that it will undertake to make a compliant filing under §14(a).

The Company understands that the instant communication has not been properly filed and the Company undertakes to make a compliant filing under §14(a).

2.

The substantive content of the instant Form 8-K submission purports to amend the Definitive Proxy Statement filed on October 11, 2019 under cover of Schedule 14A using the EDGAR header tag DEFM14A. The representation that the “Supplemental Disclosures” amend the definitive proxy statement, however, may not have a legal basis in light of the established regulatory framework for a revised proxy statement to be filed. For purposes of this transaction, the proxy statement, as defined in Rule 14a-1(g), has been codified at Rule 14a-101 by the U.S. Securities and Exchange Commission. That form bears an entry on the cover page that will enable Empire to make a revised disclosure identified as Amendment No. 1 to the Definitive Proxy Statement designated on EDGAR by the header tag DEFR14A. To the extent no revised proxy statement is made in accordance with the guidance provided in comments one and two of this letter, please provide us with a legal analysis explaining why Empire believes the existing Form 8-K submission lawfully amends the referenced definitive proxy statement. Please also see Rule 14a-9(a).

The Company respectfully advises the Staff it has filed Amendment No. 1 to the Definitive Proxy Statement designated on EDGAR by the header tag DEFR14A.

3.

Please advise us, with a view towards revised disclosure, whether or not an amendment will be filed to the associated Schedule 13E-3 to reflect the changes Empire is attempting to make to its proxy statement. See Rule 13e-3(d)(2) and Rule 13e-3(b)(1)(ii).

The Company respectfully advises the Staff an amendment to the associated Schedule 13E-3 has been filed to reflect changes the Company is making to its Definitive Proxy Statement.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact the undersigned by telephone at (212) 370-1300.

Sincerely,

/s/ Tamar Donikyan

cc:	Ryan Eller

Douglas S. Ellenoff, Esq.

Jeffrey D. Marell, Esq.

Steven Wilner, Esq.

Mathew P. Salerno, Esq.